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202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

July 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Scott Lee and Asen Parachkevov

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed on June 20, 2023

File Numbers 333-174926; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via WebEx on June 29, 2023 (the “Comments”), relating to the Preliminary Proxy Statement on Schedule 14A filed on June 20, 2023 regarding the Al Frank Fund (the “Fund”), a series of the Trust. A revised proxy statement reflecting these changes will be filed subsequent to this correspondence. Capitalized terms used and not defined herein have the meanings given to them in the Preliminary Proxy Statement.

General Comments

Comment #1

The Staff requests the following:

A.	Please respond to all comments in writing, addressed to Mr. Lee and filed as correspondence on EDGAR prior to effectiveness of the filing.
B.	Please remove all brackets and fill in all blanks.
C.	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Alston & Bird LLP	www.alston.com

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July 3, 2023

D.	When a comment applies to disclosure that appears elsewhere in the proxy statement please make corresponding changes in each place such disclosure appears.

Response #1

The Registrant acknowledges the comments and will make all necessary conforming changes as requested.

Shareholder Letter

Comment #2

Please confirm the date that the Proxy Statement will be mailed to shareholders.

Response #2

The Registrant confirms that the date of the Proxy Statement is expected to be July 17, 2023, and that the Proxy Statement will be mailed to shareholders on or about July, 20, 2023.

Comment #3

Reference is made to the URL in the second to last paragraph of the Shareholder Letter. The staff notes that this link currently does not work. Please confirm that the website will be live when the Proxy Statement is sent to shareholders.

Response #3

The Registrant confirms that the link will be live when the Proxy Statement is sent to shareholders.

Q&A

Comment #4

Reference is made to the second paragraph of the Q&A “Why is the Board recommending that I approve the Proposal?” For clarity, please consider making this paragraph a separate Q&A addressing what will happen if shareholders do not approve the new advisory agreement.

Response #4

The Registrant will make the requested change.

Comment #5

Reference is made to the Q&A “Will my Fund pay for this proxy solicitation or for the costs of the Transaction?” Please state the anticipated costs of the solicitation in this Q&A.

Response #5

The Registrant will make the requested change.

July 3, 2023

Proxy Statement – Board Considerations

Board Approval of the Investment Advisory Agreement – Factors Considered in Approving the Advisory Agreement

Comment #6

Reference is made to the first sentence of second paragraph of the section “Board Approval of the Investment Advisory Agreement – Factors Considered in Approving the Advisory Agreement” which states “In their deliberations, the Board considered the factors discussed below, among others” (emphasis added). What other factors were considered by the Board? Please disclose or point to these factors in the discussion that follows this paragraph.

Response #6

The Registrant confirms that the factors considered by the Board are those disclosed in the paragraphs following the referenced sentence. Accordingly, “among others” has been deleted and the sentence revised to read as follows: “In its deliberations, the Board considered the factors discussed below.”

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346 or Mustafa Almusawi at (202) 239-3176.

Sincerely,

/s/ David J. Baum

David J. Baum